Income Statement (Profit and Loss)

Kai's Kookies LLC
For the 3 months ended
March 31, 2021

Account	Jan-Mar 2021
Income	
Paypal Sales	1,767.19
Sales	24,414.99
Shopify Sales	681.79
Total Income	**26,863.97**
Cost of Goods Sold	
Baking Supplies	6,415.74
Total Cost of Goods Sold	**6,415.74**
Gross Profit	**20,448.23**
Operating Expenses	
Advertising	2,229.54
Bank Service Charges	787.06
Consulting & Accounting	115.00
Contract Labor	1,406.33
Dues & Subscriptions	247.68
General Expenses	218.94
Insurance	526.65
Interest Expense	(0.08)
KBS 10846 set up	(63.14)
Office Expenses	1,597.34
Postage & Delivery	270.43
Rent	11,418.00
Shopify Fees	306.00
Telephone & Internet	230.66
Utilities	1,549.96
Total Operating Expenses	**20,840.37**
Operating Income	**(392.14)**
Net Income	**(392.14)**